Exhibit 4.29

AGREEMENT (HN.1865)

THIS AGREEMENT (the “Agreement”) is entered into this 24th day of January 2008.

BETWEEN

DRILLSHIP KITHIRA OWNERS INC., a corporation incorporated and existing under the laws of Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (hereinafter referred to as “Buyer”); and

SAMSUNG HEAVY INDUSTRIES CO., LTD, a corporation incorporated and existing under the laws of the Republic of Korea and having its registered office at 34th Floor, Samsung Life Insurance Seocho Tower 1321-15, Seocho-Dong, Seocho-Gu, Seoul, Korea 137-857 (hereinafter referred to as “Builder”)

Collectively referred to as “Parties”, and individually as “Party”

WHEREAS:

(a) The Parties have entered into a contract for construction and sale of drillship (Hull no. 1865) (the “Drillship”) dated 24th January 2008 (the “Contract”);

(b) The Builder will enter into a supply contracts with National Oilwell Varco (NOV) for the supply of a drilling package (the “Supply Contract”) for HN.1865 of which 55% of USD 265,147,792 for the drilling package to be delivered under the supply contract is subject to an exchange rate between United States Dollars (USD) and Norwegian Kroner (NOK) of 5.4;

(c) Although not a party to the Supply Contract the Buyer has expressed its willingness to take the risk for increase or decrease in the contract price due to a certain change in the exchange rate between USD and NOK;

NOW THEREFORE, it is hereby further agreed as follows;

1. Any increase or decrease of the contract price under the Supply Contract due to the exchange rate between USD and NOK being above or below USD 5.4 on the date of signing the Contract (the “Signing Date”) shall be for the Buyer account and risk and the contract price under the Contract shall be adjusted accordingly.

2. The actual exchange rate to be applied between USD and NOK on the Signing Date shall be the exchange rate quoted by Norges Bank for this date. For the avoidance of doubt, any changes in the exchange rate after the Signing Date shall not be for the Buyer account and risk.

3. Any increase or decrease of the contract price under the Contract due to the above shall be settled by the Parties together with the second instalment to be paid under the Contract.

4. In case of discrepancy between this Agreement and the Contract, this Agreement shall take precedence.

5. This Agreement shall be governed by and construed in accordance with the laws of England. Any claim, dispute or difference shall be settled in accordance with the provisions in Article XII of the Contract.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.

BUYER:		BUILDER:

For and on behalf of the BUYER: DRILLSHIP KITHIRA OWNERS INC.		For and on behalf of the BUILDER: SAMSUNG HEAVY INDUSTRIES CO., LTD

By:	Mr. George Economou	By:	Mr. Harris Lee
Title:	Authorized Signatory	Title:	Vice President

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